     THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AND IS SUBJECT TO COMPLETION OR AMENDMENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION DATED APRIL 17, 1997
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 4, 1997)

                                  $300,000,000

                                  TENNECO INC.
               $100,000,000      % NOTES DUE               , 2007
            $200,000,000      % DEBENTURES DUE               , 2027
                            ------------------------

    The Notes and the Debentures (as defined herein) are collectively referred to in this Prospectus Supplement as the "Debt Securities." Interest on the Debt
Securities is payable semiannually on each          and          , beginning
         , 1997. The Notes will mature on          , 2007 and the Debentures
will mature on            , 2027.

    Tenneco Inc., at its option, may at any time redeem all or any portion of either the Notes or the Debentures, or both, at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield (as defined herein), plus 10 basis points, in the case of the Notes, and 25 basis points, in the case of the Debentures, plus in each case accrued interest to the date of redemption.

    The Debt Securities will be issued only in fully registered form and will be represented by one or more Global Securities (as defined herein) registered in the name of a nominee of The Depository Trust Company, as depositary (the "Depositary"). Beneficial interests in the Debt Securities will be shown on, and transfers thereof will be effected only through, the records maintained by the Depositary's participants. Except as described in "Description of Debt Securities -- Book-Entry System," owners of beneficial interests in the Debt Securities will not be entitled to receive Debt Securities in definitive form and will not be considered the holders thereof. Settlement for the Debt Securities will be made in immediately available funds. The Debt Securities will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity will therefore settle in immediately available funds. All payments of principal and interest will be made by Tenneco Inc. in immediately available funds. See "Description of Debt Securities -- Book-Entry System."

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================================================
                                             PRICE TO               UNDERWRITING           PROCEEDS TO THE
                                            PUBLIC(1)               DISCOUNT(2)             COMPANY(1)(3)
---------------------------------------------------------------------------------------------------------------
Per Note...........................             %                        %                        %
---------------------------------------------------------------------------------------------------------------
Total..............................          $                        $                        $
---------------------------------------------------------------------------------------------------------------
Per Debenture......................             %                        %                        %
---------------------------------------------------------------------------------------------------------------
Total..............................          $                        $                        $
===============================================================================================================

(1) Plus accrued interest, if any, from                   , 1997.
(2) Tenneco Inc. has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deduction of expenses payable by the Company, estimated at $350,000.

                            ------------------------

    The Debt Securities are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Global Securities will be made through the
facilities of the Depositary on or about          , 1997.

                            ------------------------

MERRILL LYNCH & CO.
          J.P. MORGAN & CO.
                    BANCAMERICA SECURITIES, INC.
                              CHASE SECURITIES INC.
                                       NATIONSBANC CAPITAL MARKETS, INC.
                            ------------------------

          The date of this Prospectus Supplement is           , 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE DEBT SECURITIES OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING TRANSACTIONS AND THE PURCHASE OF DEBT SECURITIES TO COVER SYNDICATE SHORT POSITIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

     Tenneco Inc., a Delaware corporation ("Tenneco"), is a global manufacturing company with operations in automotive parts ("Tenneco Automotive") and packaging ("Tenneco Packaging"). Tenneco Automotive is one of the world's leading manufacturers of automotive exhaust and ride control systems for both the original equipment market and the replacement market, or aftermarket. Tenneco Packaging is among the world's leading and most diversified packaging companies, manufacturing packaging products for consumer, institutional and industrial markets. As used herein, unless the context otherwise requires, the term "Company" refers to Tenneco and its consolidated subsidiaries.

     Tenneco was incorporated August 26, 1996 under the name "New Tenneco Inc." as a wholly owned subsidiary of the company then known as Tenneco Inc. ("Old Tenneco"). The Company was formed to facilitate Old Tenneco's corporate transformation from a highly diversified industrial corporation to a global manufacturing company focused on its automotive and packaging businesses. As part of this transformation, Old Tenneco undertook a series of transactions during the latter portion of 1996 whereby the businesses and assets of Old Tenneco were restructured so that the assets, liabilities and operations of Tenneco Automotive, Tenneco Packaging and Old Tenneco's administrative services businesses were owned and operated by the Company and the assets, liabilities and operations of Old Tenneco's shipbuilding business were owned and operated by Newport News Shipbuilding Inc., another wholly owned subsidiary of Old Tenneco ("Newport News"). Following this internal restructuring, on December 11, 1996, Old Tenneco spun-off the Company and Newport News by distributing all of the common stock of each company to Old Tenneco's common stockholders (the "Distributions"). Following the Distributions, on December 12, 1996, a subsidiary of El Paso Natural Gas Company ("El Paso") was merged (the "Merger") into Old Tenneco (which then consisted solely of Old Tenneco's remaining active businesses and certain discontinued operations), with Old Tenneco surviving the Merger as a subsidiary of El Paso, and with the Company succeeding to the name "Tenneco Inc." Unless the context otherwise requires, references to "Tenneco" and the "Company" for periods prior to the Distributions are to Old Tenneco and its consolidated subsidiaries.

                               TENNECO AUTOMOTIVE

     Tenneco Automotive is one of the world's largest manufacturers and marketers of automotive exhaust and ride control systems for the original equipment ("OE") market and aftermarket. Tenneco Automotive is a global business that sells its products in over 100 countries, manufacturing and marketing its automotive exhaust systems primarily under the Walker(R) brand name and its ride control equipment under the Monroe(R) brand name.

ANALYSIS OF TENNECO AUTOMOTIVE'S REVENUES

     The following table sets forth for each of the years 1994 through 1996 certain information relating to the net sales of Tenneco Automotive, the two primary businesses of Tenneco Automotive and the aftermarket and OE market within each primary business:

                                                      NET SALES (MILLIONS)
                                                   --------------------------
                                                    YEAR ENDED DECEMBER 31,
                                                   --------------------------
                                                    1996      1995      1994
                                                   ------    ------    ------
EXHAUST SYSTEMS BUSINESS
  Aftermarket....................................  $  710    $  637    $  609
  OE Market......................................     989       829       465
                                                   ------    ------    ------
                                                    1,699     1,466     1,074
                                                   ------    ------    ------

RIDE CONTROL BUSINESS
  Aftermarket....................................     768       687       644
  OE Market......................................     513       326       271
                                                   ------    ------    ------
                                                    1,281     1,013       915
                                                   ------    ------    ------
          Total Tenneco Automotive...............  $2,980    $2,479    $1,989
                                                   ======    ======    ======

EXHAUST SYSTEMS

     Automotive exhaust systems play a critical role in safely conveying noxious gases away from the passenger compartment, reducing the level of pollutants and reducing engine exhaust noise to an acceptable level. Precise engineering of the manifold, pipe, catalytic converter and muffler leads to a pleasant, tuned engine sound, reduced pollutants and optimized engine performance.

     Tenneco Automotive designs, manufactures and distributes exhaust systems primarily under the Walker(R) brand name. These products include a variety of automotive exhaust systems and emission control products, including mufflers, catalytic converters, tubular exhaust manifolds, pipes, exhaust accessories and electronic noise cancellation products. Founded in 1888 and a division of Tenneco since 1967, Walker is the aftermarket leader for exhaust systems in North America, Europe and Australia. Walker is a leading supplier in the OE market in the U.S. as well, supplying exhaust systems used in seven of the 10 top-selling 1996 new car models in the U.S. and nine of the 10 top-selling light trucks in the U.S. Walker has long been the European aftermarket leader for exhaust systems, and with the acquisition of Heinrich Gillet GmbH & Co. ("Gillet") in 1994, Walker became Europe's leading OE exhaust systems supplier.

     The acquisition of Gillet in 1994 recast Tenneco Automotive as a market leader in exhaust systems for the OE market in Europe and brought many new OE customers to the Walker business. In 1995, Walker acquired ownership of Manufacturas Fonos, S.L., Spain's largest participant in the exhaust systems aftermarket, and Perfection Automotive Products, a U.S. catalytic converter producer, further expanding Walker's presence in the exhaust systems replacement market. In 1996, Walker established a joint venture in China (Dalian) to supply exhaust systems to the northern Chinese automotive market and expanded its North American heavy duty truck aftermarket business through the acquisition of Stemco Inc.

     The following table sets forth for each of the years 1994 through 1996 information relating to Tenneco Automotive's sales of exhaust systems:

                                                        PERCENTAGE OF SALES
                                                      ------------------------
                                                      YEAR ENDED DECEMBER 31,
                                                      ------------------------
                                                      1996      1995      1994
                                                      ----      ----      ----
United States Sales
  Aftermarket.......................................   46%       46%       48%
  OE Market.........................................   54        54        52
                                                      ---       ---       ---
                                                      100%      100%      100%
                                                      ===       ===       ===
Foreign Sales
  Aftermarket.......................................   38%       42%       68%
  OE Market.........................................   62        58        32
                                                      ---       ---       ---
                                                      100%      100%      100%
                                                      ===       ===       ===
Total Sales by Geographic Area
  United States.....................................   44%       42%       58%
  European Union....................................   43        45        24
  Canada............................................    6         7        10
  Other areas.......................................    7         6         8
                                                      ---       ---       ---
                                                      100%      100%      100%
                                                      ===       ===       ===

RIDE CONTROL PRODUCTS

     Tenneco Automotive designs, manufactures and distributes ride control products primarily under the Monroe(R) brand name. Tenneco Automotive's ride control products consist of hydraulic shock absorbers, air adjustable shock absorbers, gas charged shock absorbers and struts, electronically adjustable suspension systems, vibration control components, bushings, springs and modular assemblies. Tenneco Automotive manufactures and markets replacement shock absorbers for virtually all North American, European and Asian makes of automobiles. In addition, Tenneco Automotive manufactures and markets shock absorbers and struts for use on passenger cars and trucks, as well as for other uses such as exercise and other recreational equipment. Founded in 1916, Monroe introduced the world's first automotive shock absorber in 1926 and became part of Tenneco in 1977. Tenneco Automotive is the market leader for ride control equipment in the aftermarket in North America, Europe and Australia, as well as in the OE market in Australia.

     Superior ride control is governed by a vehicle's suspension system, including its shocks and struts. Shocks and struts are components that help maintain vertical loads placed on a vehicle's tires to help keep the tires in contact with the road. A vehicle's ability to steer, brake and accelerate depends on the contact between the vehicle's tires and the road. Adhesion is directly influenced by shock absorber and strut performance. Worn shocks and struts can allow weight to transfer from side to side (roll), from front to rear
(sway) and up and down (bounce). Shocks are designed to maintain vertical loads placed on tires by providing resistance to vehicle roll, sway and bounce. Variations in tire to road contact can affect a vehicle's handling and braking performance and the safe operation of a vehicle; thus, by maintaining the tire-to-road contact, Monroe's ride control products are actually designed to function as safety components of a vehicle rather than merely providing a comfortable ride.

     As a means of expanding its product lines and offering OE manufacturers a more complete modular ride control system, in July 1996 Tenneco Automotive acquired The Pullman Company and its Clevite products division ("Clevite"). Clevite is a leading OE manufacturer of elastomeric vibration control components, including bushings and engine mounts, for the auto, light truck and heavy truck markets. With this acquisition, Tenneco Automotive now has full capability to deliver complete suspension systems to the OE manufacturers. The Clevite acquisition also complements Tenneco Automotive's interest in global growth opportunities, as both Clevite and Monroe have manufacturing operations in Mexico and Brazil. Tenneco

Automotive has a 51% interest in a joint venture that has three ride control manufacturing facilities in India and has a 51% interest in a joint venture that has one ride control manufacturing facility in China. It is anticipated that the joint venture in India will also manufacture exhaust systems.

     The following table sets forth information relating to Tenneco Automotive's sales of ride control equipment:

                                                        PERCENTAGE OF SALES
                                                      ------------------------
                                                      YEAR ENDED DECEMBER 31,
                                                      ------------------------
                                                      1996      1995      1994
                                                      ----      ----      ----
United States Sales
  Aftermarket.......................................   62%       70%       72%
  OE Market.........................................   38        30        28
                                                      ---       ---       ---
                                                      100%      100%      100%
                                                      ===       ===       ===
Foreign Sales
  Aftermarket.......................................   59%       66%       69%
  OE Market.........................................   41        34        31
                                                      ---       ---       ---
                                                      100%      100%      100%
                                                      ===       ===       ===
Total Sales by Geographic Area
  United States.....................................   48%       48%       49%
  European Union....................................   34        36        32
  Canada............................................    3         3         5
  Other areas.......................................   15        13        14
                                                      ---       ---       ---
                                                      100%      100%      100%
                                                      ===       ===       ===

STRATEGY

     Tenneco Automotive's primary goal is to grow and enhance its position as a global leader in the manufacture of exhaust and ride control systems. Tenneco Automotive intends to capitalize on certain significant existing and emerging trends in the automotive industry, including (i) the consolidation and globalization of the OE supplier base, (ii) increased outsourcing by OE manufacturers, particularly of more complex components, assemblies, modules and complete systems to sophisticated, independent suppliers, and (iii) growth of emerging markets for both OE and replacement markets.

                               TENNECO PACKAGING

     Tenneco Packaging is among the world's leading and most diversified packaging companies, manufacturing packaging products for consumer, institutional and industrial markets. The paperboard business manufactures corrugated containers, folding cartons and containerboard, has a joint venture in recycled paperboard, and offers value-added products such as enhanced graphics packaging and displays and kraft honeycomb products. Its specialty products business produces disposable aluminum, foam and clear plastic food containers, molded fiber and pressed paperboard products, as well as polyethylene bags and industrial stretch wrap. Tenneco Packaging's consumer products include such recognized brand names as Hefty(R), Baggies(R), Hefty OneZip(R) and E-Z Foil(R).

ANALYSIS OF TENNECO PACKAGING'S REVENUES

     The following table sets forth for each of the years 1994 through 1996 certain information relating to the net sales of Tenneco Packaging, the two primary businesses of Tenneco Packaging, and major product lines of each primary business:

                                                      NET SALES (MILLIONS)
                                                   --------------------------
                                                    YEAR ENDED DECEMBER 31,
                                                   --------------------------
                                                    1996      1995      1994
                                                   ------    ------    ------
PAPERBOARD BUSINESS
  Corrugated shipping containers and
     containerboard products.....................  $1,432    $1,589    $1,214
  Folding cartons and recycled paperboard mill
     products....................................     149       204       196
  Paper stock and other..........................     119       135       119
                                                   ------    ------    ------
                                                    1,700     1,928     1,529
                                                   ------    ------    ------

SPECIALTY BUSINESS
  Disposable plastic and aluminum packaging
     products....................................   1,669       593       434
  Molded fiber products..........................     193       191       186
  Other..........................................      40        40        35
                                                   ------    ------    ------
                                                    1,902       824       655
                                                   ------    ------    ------
          Total Tenneco Packaging................  $3,602    $2,752    $2,184
                                                   ======    ======    ======

PAPERBOARD PRODUCTS

     The paperboard business manufactures and sells corrugated containers, folding cartons, containerboard, lumber and building products, and has a joint venture in recycled paperboard. The business product line includes value-added products such as enhanced graphics packaging and displays and kraft honeycomb products. The paperboard business produces over two million tons of containerboard annually that is converted by its corrugated container plants and sold to both domestic and export customers. Over 80% of the containerboard used by the corrugated converting operations is either produced by mills operated by Tenneco Packaging or supplied through trade partnerships for other grades in exchange for product produced at mills operated by Tenneco Packaging. This helps assure a secure supply of containerboard in a wide variety of grades to meet the requirements of its customers. The paperboard business also produces high quality, innovative folding carton products utilizing the latest in printing and cutting technology for the sheet-fed offset, narrow-web flexo and rotogravure processes. Finally, Tenneco Packaging participates in the wood products business and has access to one million acres of timberland in the United States through both owned and leased properties.

     In June 1996, Tenneco Packaging and Caraustar entered into a joint venture pursuant to which Tenneco Packaging contributed its two recycled paperboard mills (Rittman, Ohio and Tama, Iowa) and a recovered paper stock and brokerage operation for cash and a 20% equity position in the business. The mills will continue to supply recycled paperboard to Tenneco Packaging's five folding carton plants.

SPECIALTY PRODUCTS

     Tenneco Packaging's specialty business produces disposable aluminum, foam and clear plastic products for the food processing, food preparation and food service industries. It also manufactures molded fiber and pressed paperboard products, as well as polyethylene bags and industrial stretch film. Consumer products are sold under such recognized brand names as Hefty(R), Baggies(R), Hefty OneZip(R) and E-Z Foil(R).

     Tenneco Packaging's lightweight, durable plastic packaging for in-store deli, produce, bakery and catering applications maintain quality and enhance presentation. Plastic food storage and trash bags, foam and molded fiber dinnerware, disposable aluminum baking pans and related products are sold through a variety of retail outlets. Tenneco Packaging also manufactures molded fiber for produce and egg packaging food service items and institutional tableware.

     Tenneco Packaging acquired the Mobil Plastics Division of Mobil Oil Corporation in late 1995, which more than doubled the size of its specialty business and added new technologies and product development capabilities. The acquisition provided strong consumer branded products such as Hefty(R) trash bags, Baggies(R) food bags and Hefty OneZip(R) food storage bags. The plastics division acquired from Mobil also manufactures clear and foam polystyrene food service containers; plates and meat trays; and polyethylene film products, including can liners, produce and retail bags and medical and industrial disposable packaging.

     In August 1996, Tenneco Packaging purchased Amoco Foam Products Company. Amoco Foam Products, with 1995 sales of approximately $288 million, manufactures foam polystyrene tableware including cups, plates, carrying trays; hinged-lid food containers; packaging trays, primarily for meat and poultry; and industrial products for residential and commercial construction applications.

INTERNATIONAL

     Tenneco Packaging has a growing international presence with a 1996 revenue base of approximately $228 million and an additional $80 million in export sales to approximately 40 countries, manufacturing products that serve a wide range of packaging needs. Tenneco Packaging expects to significantly enlarge its international operations by growing its base businesses, strengthening its export capabilities for both fiber-based and plastic products, and by growing selectively in new markets, geographies or channels that represent high-potential opportunities.

     Tenneco Packaging currently operates or has an ownership interest in 14 international manufacturing operations. Omni-Pac is Europe's leading manufacturer of molded fiber packaging with facilities in Elsfeth, Germany and Great Yarmouth, England. Tenneco Packaging's Alupak operation in Belp, Switzerland is a major producer of smoothwall aluminum portion packs. In plastics, Tenneco Packaging has the leading share of single-use thermoformed plastic food containers in the United Kingdom, with four manufacturing operations in England, Scotland and Wales.

     Tenneco Packaging also operates a folding carton plant in Budapest, Hungary and is building a wood products operation in Romania. It participates in several international joint ventures, including folding carton plants in Donngguan, China and Bucharest, Romania, paperboard honeycomb products operations in Israel and Japan, and a corrugated converting facility in Zhejiang, China.

     In 1995, Tenneco Packaging purchased Penlea and Delyn, two plastic thermoforming operations in the United Kingdom. In Romania, Tenneco Packaging is negotiating for harvesting rights in excess of 1.8 million cubic meters of timber and is constructing a wood processing plant for value-added furniture components, to be supported by a full sawmill operation.

     On March 21, 1997, the Company entered into a definitive agreement to purchase the protective and flexible packaging division of NV Koninklijke KNP BT ("KNP"), a Dutch distribution, paper and packaging firm, for approximately $375 million. The acquisition consists of a protective packaging business with operations in Europe and North America and a European flexible packaging business. KNP's combined flexible and protective packaging operations accounted for approximately U.S. $542 million in 1996 sales and employ approximately 3,000 persons worldwide. The acquisition is expected to close by the end of April 1997, subject to, among other things, European Union regulatory approval.

STRATEGY

     Tenneco Packaging has embarked upon an aggressive growth plan to be the leading specialty packaging company offering a broad line of products to provide customers with the best packaging solutions. In the past two years, Tenneco Packaging has nearly doubled its size to $3.6 billion in revenues through internal growth in its base businesses, productivity gains and 12 acquisitions.

     In the future, Tenneco Packaging intends to continue to pursue value-added, non-cyclical growth opportunities, maintain market leadership positions in its primary businesses and leverage its new product development expertise.

                           TENNECO BUSINESS SERVICES

     Tenneco Business Services ("TBS") designs, implements and administers shared administrative service programs for the Company's businesses as well as on an "as requested" basis for former Tenneco business entities and affiliates.

     Primary service areas of TBS include: (i) Financial Accounting Services, including asset management, general accounting, purchasing and payables, travel and entertainment, tax compliance and reporting and other applications; (ii) Supplier Development and Administration, including vendor negotiations and contract administration; (iii) Employee Benefits Administration for all major salaried and hourly benefit plans; (iv) Technology Services, including main frame computing services, telecommunication services and distributed processing services; (v) Human Resources and Payroll Services, including payroll processing, relocation services, government compliance services and expatriate relocation and repatriation services; and (vi) Environmental Health and Safety Services, including remediation consultation, operations risk analysis and compliance audits.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                     YEARS ENDED DECEMBER 31,
                                                ------------------------------------------------------------------
                                                 1996(a)      1995(a)      1994(a)          1993           1992
                                                ----------   ----------   ----------     ----------     ----------
                                                                 (MILLIONS EXCEPT SHARE AMOUNTS)
Statements of Income (Loss) Data(b):
  Net sales and operating revenues from
    continuing operations--
    Automotive...............................   $      2,980   $      2,479   $      1,989     $      1,785     $      1,763
    Packaging................................          3,602          2,752          2,184            2,042            2,078
    Intergroup sales and other...............            (10)           (10)            (7)              (7)              (5)
                                                ------------   ------------   ------------     ------------     ------------
      Total..................................   $      6,572   $      5,221   $      4,166     $      3,820     $      3,836
                                                ============   ============   ============     ============     ============
  Income from continuing operations before
    interest expense, income taxes and
    minority
    interest--
    Automotive...............................   $        249   $        240   $        223     $        222     $        237
    Packaging................................            401            430            209              139              221
    Other....................................            (22)             2             24               20                7
                                                ------------   ------------   ------------     ------------     ------------
      Total..................................            628            672            456              381              465
  Interest expense (net of interest
    capitalized).............................            195            160            104              101              102
  Income tax expense.........................            194            231            114              115              154
  Minority interest..........................             21             23             --               --               --
                                                ------------   ------------   ------------     ------------     ------------
  Income from continuing operations..........            218            258            238              165              209
  Income (loss) from discontinued operations,
    net of income tax(d).....................            428            477            214 (c)          286 (c)         (821)(c)
  Extraordinary loss, net of income tax......           (236)(e)         --             (5)             (25)             (12)
  Cumulative effect of changes in accounting
    principles, net of income tax............             --             --            (39)(f)           --             (699) (f)
                                                ------------   ------------   ------------     ------------     ------------
  Net income (loss)..........................            410            735            408              426           (1,323)
  Preferred stock dividends..................             12             12             12               14               16
                                                ------------   ------------   ------------     ------------     ------------
  Net income (loss) to common stock..........   $        398   $        723   $        396     $        412     $     (1,339)
                                                ============   ============   ============     ============     ============
  Average number of shares of common stock
    outstanding..............................    170,635,277    173,995,941    180,084,909      168,772,852      144,110,151
  Earnings (loss) per average share of common
    stock--
      Continuing operations..................   $       1.28   $       1.48   $       1.32     $        .98     $       1.45
      Discontinued operations................           2.43           2.68           1.13             1.61            (5.80)
      Extraordinary loss.....................          (1.38)            --           (.03)            (.15)            (.08)
      Cumulative effect of changes in
        accounting principles................             --             --           (.22)              --            (4.86)
                                                ------------   ------------   ------------     ------------     ------------
    Net earnings (loss)......................   $       2.33   $       4.16   $       2.20 (h) $       2.44 (h) $      (9.29)(h)
                                                ============   ============   ============     ============     ============
  Cash dividends per common share............   $       1.80   $       1.60   $       1.60     $       1.60     $       1.60
Balance Sheet Data(b):
  Net assets of discontinued operations......   $         --   $      1,045   $      1,858     $      2,008     $      1,329
  Total assets...............................          7,587          7,413          5,853            5,097            4,229
  Short-term debt(g).........................            236            384            108               94              182
  Long-term debt(g)..........................          2,067          1,648          1,039            1,178            1,675
  Minority interest..........................            304            301            301                1                1
  Shareowners' equity........................          2,646          3,148          2,900            2,601            1,330
Statement of Cash Flows Data(b):
  Net cash provided (used) by operating
    activities...............................   $        253   $      1,443   $        450     $      1,615     $        929
  Net cash provided (used) by investing
    activities...............................           (693)        (1,146)          (117)            (338)             105
  Net cash provided (used) by financing
    activities...............................            147           (356)          (151)          (1,166)          (1,136)
  Capital expenditures for continuing
    operations...............................           (573)          (562)          (280)            (217)            (159)
Other Data:
    EBITDA (i)...............................   $        916   $        845   $        598     $        518     $        595

                                                        (footnotes on next page)

---------------

(a) For a discussion of the significant items affecting comparability of the financial information for 1996, 1995 and 1994, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 incorporated by reference herein. See also Note 1 to the Financial Statements of Tenneco Inc. and Consolidated Subsidiaries in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 incorporated by reference herein for a discussion of the Merger and Distributions transactions.

(b) During the years presented, Tenneco completed numerous acquisitions, the most significant of which were Tenneco Packaging's acquisition of Mobil Plastics for $1.3 billion in late 1995 and Amoco Foam Products for $310 million in August 1996, and Tenneco Automotive's acquisition of Clevite for approximately $328 million in July 1996. See Note 3 to the Financial Statements of Tenneco Inc. and Consolidated Subsidiaries in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 incorporated by reference herein.

(c) Includes a restructuring charge of $920 million related to the discontinued farm and construction equipment business in 1992 reduced by $20 million in 1993 and $16 million in 1994.

(d) Discontinued operations reflected in the above periods include Tenneco's energy and shipbuilding operations, which, as a result of the Merger and Distributions, respectively, were treated as discontinued in December 1996, its farm and construction equipment operations, which were discontinued in March 1996, its chemicals and brakes operations, which were discontinued during 1994, and its minerals and pulp chemicals operations, which were discontinued in 1992.

(e) Represents the extraordinary loss recognized in the realignment of Tenneco's consolidated indebtedness preceding the Merger and Distributions. See Notes 4 and 5 to the Financial Statements of Tenneco Inc. and Consolidated Subsidiaries in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 incorporated by reference herein.

(f) In 1994, Tenneco adopted FAS No. 112, "Employers' Accounting for Postemployment Benefits." In 1992, Tenneco adopted FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and FAS No. 109, "Accounting for Income Taxes."

(g) Amounts for 1995 and prior years are net of allocations for corporate debt to the net assets of the discontinued energy and shipbuilding operations. The allocation is based on the proportion of Tenneco's investment in the energy operations' and shipbuilding operations' net assets to Tenneco consolidated net assets plus debt. See Note 5 to the Financial Statements of Tenneco Inc. and Consolidated Subsidiaries in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 incorporated by reference herein.

(h) For purposes of computing earnings per share, Series A preferred stock was included in average common shares outstanding until its conversion into common stock in December 1994; therefore, the preferred dividends paid were not deducted from net income (loss) to determine net income (loss) to common stock. The inclusion of Series A preferred stock in the computation of earnings per share was antidilutive for the years and certain quarters in 1994, 1993 and 1992. Other convertible securities and common stock equivalents outstanding during each of the five years ended December 31, 1996, 1995, 1994, 1993, and 1992 were not materially dilutive.

(i) EBITDA represents income from continuing operations before interest expense, income taxes and depreciation, depletion and amortization. EBITDA is not a calculation based upon generally accepted accounting principles; however, the amounts included in the EBITDA calculation are derived from amounts included in the Statements of Income. In addition, EBITDA should not be considered as an alternative to net income or operating income, as an indicator of operating performance, or as an alternative to operating cash flows as a measure of liquidity.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Debt Securities are estimated to be $297 million and will be used to refinance, on a long-term basis, $297 million of short-term debt incurred by the Company for working capital purposes. This short-term debt consists of commercial paper which, at April 8, 1997, had a weighted average interest rate of approximately 5.53% and an average maturity of 11 days.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1996 and as adjusted to reflect the issuance of $300 million ($297 million net of underwriting discount) of Debt Securities. The capitalization of the Company should be read in conjunction with the "Financial Statements of Tenneco Inc. and Consolidated Subsidiaries" and notes thereto, the "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," each included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 incorporated by reference herein.

                                                                DECEMBER 31, 1996
                                                              ---------------------
                                                              HISTORICAL   ADJUSTED
                                                              ----------   --------
                                                                   (MILLIONS)
Cash and temporary cash investments.........................    $   62      $  123
                                                                ======      ======
Short-term debt (including current maturities)..............    $  236      $   --
Long-term debt..............................................     2,067       2,364
                                                                ------      ------
  Total debt................................................     2,303       2,364
                                                                ------      ------
Minority interest...........................................       304         304
Shareowners' equity:
Common stock................................................         2           2
Premium on common stock and other capital surplus...........     2,642       2,642
Cumulative translation adjustments..........................        23          23
Retained earnings (accumulated deficit).....................       (21)        (21)
                                                                ------      ------
  Total shareowners' equity.................................     2,646       2,646
                                                                ------      ------
Total capitalization........................................    $5,253      $5,314
                                                                ======      ======

                         DESCRIPTION OF DEBT SECURITIES

     The    % Notes due 2007 (the "Notes") and the   % Debentures due 2027 (the
"Debentures" and, together with the Notes, the "Debt Securities") offered hereby each are a series of "Securities" as defined and described in the accompanying Prospectus dated April 4, 1997 (the "Prospectus"), and the following description of terms of the Debt Securities supplements the description of the general terms and provisions of the Securities set forth in the Prospectus.

     The Debt Securities are to be issued pursuant to the provisions of an Indenture dated as of November 1, 1996, between Tenneco and The Chase Manhattan Bank, as Trustee (hereinafter called the "Trustee"), as supplemented by supplemental indentures (such Indenture as supplemented and amended from time to time in accordance with the terms thereof being hereinafter referred to as the "Indenture"). At December 31, 1996, $2,215 million ($2,079 million face amount) of indebtedness was outstanding under the Indenture.

     The Notes will mature on               , 2007 and the Debentures will
mature on               , 2027. The Notes and the Debentures are to bear
interest from           , 1997 (at the rate per annum referred to on the cover
of this Prospectus Supplement with respect thereto) payable on           and
          of each year beginning           , 1997 at the office of the Trustee
in The City of New York. Subject to certain exceptions therein set forth, the Indenture provides for the payment of interest on any interest payment date only to holders of the Debt Securities in whose names the Debt Securities are
registered on the interest record date, which is the           or           , as
the case may be, next preceding such interest payment date if such record date is a business day or the business day immediately preceding such record date if such date is not a business day.

OPTIONAL REDEMPTION

     Tenneco, at its option, may at any time redeem all or any portion of either the Notes or the Debentures, or both, at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus 10 basis points, in the case of the Notes, and 25 basis points, in the case of the Debentures, plus in each case accrued interest to the date of redemption.

     "Treasury Yield" means, with respect to any redemption date applicable to any series of Debt Securities, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue for that series of Debt Securities, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means, with respect to any series of Debt Securities, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of that series of Debt Securities that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of that series of Debt Securities. "Independent Investment Banker" means, with respect to the Debt Securities offered hereby, Merrill Lynch & Co. or, if such firm is unwilling or unable to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee.

     "Comparable Treasury Price" means, with respect to any redemption date applicable to any series of Debt Securities, (i) the average of the applicable Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such applicable Reference Treasury Dealer Quotations, or
(ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date and series of Debt Securities, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue for that series of Debt Securities (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means, with respect to the Debt Securities offered hereby, each of Merrill Lynch & Co., J.P. Morgan Securities Inc., BancAmerica Securities, Inc., Chase Securities Inc. and NationsBanc Capital Markets, Inc.; provided however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), Tenneco shall substitute therefor another Primary Treasury Dealer.

     Holders of the Debt Securities to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

GLOBAL SECURITIES

     The Notes and the Debentures will each be issued in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary"). Unless and until it is exchanged in whole or in part for Securities in definitive form, a Global Security may not be transferred except as a whole to a nominee of the Depositary for such Global Security, or by a nominee of the Depositary to the Depositary or another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

BOOK-ENTRY SYSTEM

     Initially, the Debt Securities will be registered in the name of Cede & Co., the nominee of the Depositary. Accordingly, beneficial interests in the Debt Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants.

     The Depositary has advised Tenneco and the Underwriters as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Direct Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in such Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Direct and Indirect Participants are on file with the United States Securities and Exchange Commission.

     The Depositary advises that its established procedures provide that (i) upon issuance of the Debt Securities by Tenneco, the Depositary will credit the accounts of Participants designated by the Underwriters with the principal amounts of the Debt Securities purchased by the Underwriters and (ii) ownership of interest in the Global Securities will be shown on, and the transfer of the ownership will be effected only through, records maintained by the Depositary, the Direct Participants and the Indirect Participants. The laws of some States require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Securities is limited to such extent.

     So long as a nominee of the Depositary is the registered owner of the Global Securities, such nominee for all purposes will be considered the sole owner or holder of such Global Securities under the Indenture. Except as provided below, owners of beneficial interests in the Global Securities will not be entitled to have Debt Securities registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

     Neither Tenneco, the Trustee, any paying agent nor the registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Securities, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Principal and interest payments on the Debt Securities registered in the name of the Depositary's nominee will be made in immediately available funds to the Depositary's nominee as the registered owner of the Global Securities. Under the terms of the Debt Securities, Tenneco and the Trustee will treat the persons in whose names the Debt Securities are registered as the owners of such Debt Securities for the purpose of receiving payment of principal and interest on such Debt Securities and for all other purposes whatsoever. Therefore, neither Tenneco, the Trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the Debt Securities to owners of beneficial interests in the Global Securities. The Depositary has advised Tenneco and the Trustee that its current practice is, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date in accordance with their respective holdings of beneficial interests in the Global Securities as shown on the Depositary's records, unless the Depositary has reason to believe that it will not receive payment on the payment date. Payments by Direct and Indirect Participants to owners of beneficial interests in the Global Securities will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Direct and Indirect Participants and not of the Depositary, the Trustee, or Tenneco, subject to any statutory requirements that may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of Tenneco or the Trustee, disbursement of such payments to the owners of beneficial interests in the Global Securities shall be the responsibility of the Depositary and Direct and Indirect Participants.

     Debt Securities represented by a Global Security will be exchangeable for Debt Securities in definitive form of like tenor as such Global Security in denominations of $1,000 and in any greater amount that is an integral multiple if the Depositary notifies Tenneco that it is unwilling or unable to continue as Depositary for such Global Security or if at any time the Depositary ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by Tenneco within 90 days or Tenneco in its discretion at any time determines not to require all of the Debt Securities to be represented by a Global Security and notifies the Trustee thereof. Any Debt Securities that are exchangeable pursuant to the preceding sentence are exchangeable for Debt Securities issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Debt Securities will be made by the Underwriters in immediately available funds. So long as the Depositary continues to make its Same-Day Funds Settlement System available to Tenneco, all payments of principal and interest on the Debt Securities will be made by Tenneco in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Debt Securities will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Debt Securities will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Debt Securities.

                                  UNDERWRITING

     The Underwriters named below have severally agreed to purchase from the Company the following respective principal amounts of the Debt Securities:

                                                                 PRINCIPAL        PRINCIPAL
                                                                   AMOUNT          AMOUNT
UNDERWRITER                                                       OF NOTES      OF DEBENTURES
-----------                                                       --------      -------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................    $               $
J.P. Morgan Securities Inc. ................................
BancAmerica Securities, Inc. ...............................
Chase Securities Inc. ......................................
NationsBanc Capital Markets, Inc. ..........................
                                                                ------------    ------------
  Total.....................................................    $100,000,000    $200,000,000
                                                                ============    ============

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent. In the event of default by one of the Underwriters, the Underwriting Agreement provides that in certain circumstances the commitment of the non-defaulting Underwriter may be increased or the Underwriting Agreement may be terminated.

     Tenneco has been advised by the Underwriters that the Underwriters propose to offer the Debt Securities to the public initially at the respective public offering prices set forth on the cover page of this Prospectus Supplement and to
certain dealers at such price less a concession of    % of the principal amount
of the Notes and        % of the principal amount of the Debentures; that the
Underwriters and such dealers may allow a discount of    % of such principal
amount of the Notes and        % of such principal amount of the Debentures on
sales to certain other dealers; and that, after the initial public offering, the public offering price and concession and discount to dealers may be changed by the Underwriters.

     Until the distribution of the Debt Securities is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and purchase the Debt Securities. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Debt Securities. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Debt Securities.

     If the Underwriters create a short position in the Debt Securities in connection with the offering, i.e., if they sell more Debt Securities than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Debt Securities in the open market.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither Tenneco nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Debt Securities. In addition, neither Tenneco nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Tenneco has agreed to indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, or contribute to payments which the Underwriters may be required to make in respect thereof.

     The Debt Securities will not be listed on any securities exchange. Tenneco has been advised by the Underwriters that the Underwriters currently intend to make a market in the Debt Securities, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Debt Securities and any such market-making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Debt Securities.

     The Underwriters and their respective affiliates may be customers of, lenders to, engage in transactions with, and perform services for Tenneco and its subsidiaries in the ordinary course of business.

PROSPECTUS


                                  $700,000,000

                                DEBT SECURITIES

                                  TENNECO INC.

     Tenneco Inc. (the "Company") directly, through agents designated from time to time, or through dealers or underwriters also to be designated, may sell from time to time up to $700,000,000 aggregate principal amount (or its equivalent) of its debt securities (the "Securities") on terms to be determined at the time of sale. The specific designation, aggregate principal amount, maturities, rate (or method of calculation) and time of payment of interest, purchase price, any terms for redemption, the agent, dealer or underwriter, if any, in connection with the sale of the Securities in respect of which this Prospectus is being delivered and the other terms of the Securities are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"). The Company reserves the sole right to accept and, together with its agents from time to time, to reject in whole or in part any proposed purchase of Securities to be made directly or through agents.

     If an agent of the Company or a dealer or underwriter is involved in the sale of the Securities in respect of which this Prospectus is being delivered, the agent's commission, dealer's purchase price, or underwriter's discount is set forth in, or may be calculated from, the Prospectus Supplement, and the net proceeds to the Company from such sale will be the purchase price of such Securities less such commission in the case of an agent, the purchase price of such Securities in the case of a dealer or the public offering price less such discount in the case of an underwriter, and less, in each case, the other attributable issuance expenses. The aggregate proceeds to the Company from all the Securities will be the purchase price of Securities sold less the aggregate of agents' commissions and underwriters' discounts and other expenses of issuance and distribution. See "Plan of Distribution" for possible indemnification arrangements for the agents, dealers and underwriters.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                 A CRIMINAL OFFENSE.

                            ------------------------


                  The date of this Prospectus is April 4, 1997

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
Available Information.......................................      2
Incorporation of Certain Documents by Reference.............      3
Tenneco Inc. ...............................................      3
Use of Proceeds.............................................      3
Ratio of Earnings to Fixed Charges..........................      3
Description of Securities...................................      4
Plan of Distribution........................................      9
Legal Opinions..............................................     10
Experts.....................................................     10

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission ("Commission"). Reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at regional offices of the Commission at the following addresses: Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, or may be accessed electronically on the Commission's website (at http://www.sec.gov). Such reports, proxy and information statements and other information can also be inspected at the offices of: the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005; the Chicago Stock Exchange, Incorporated, 440 South LaSalle Street, Chicago, Illinois 60605; and The Pacific Stock Exchange Incorporated, 301 Pine Street, San Francisco, California 94104.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the information that has been incorporated by reference in the Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates). Requests for such copies should be directed to Mr. Karl A. Stewart, Vice President and Secretary, Tenneco Inc., 1275 King Street, Greenwich, Connecticut 06831, telephone number (203) 863-1000.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement and the exhibits thereto, which may be obtained from the Commission in the manner set forth above. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company are incorporated as of their respective dates in this Prospectus by reference:

          (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

          (b) Amended Current Report on Form 8-K/A dated February 24, 1997; and

          (d) Current Report on Form 8-K dated March 27, 1997.

     All documents filed by the Company pursuant to Section 13(a), 13(e), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering hereunder shall be deemed incorporated in this Prospectus by reference and to be a part of this Prospectus from the date of the filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  TENNECO INC.

     Tenneco Inc. ("Tenneco") is a holding company conducting all of its operations through subsidiaries. As used herein, unless the context otherwise requires the term the "Company" refers to Tenneco and its consolidated subsidiaries.

     The major businesses of the Company are the manufacture and sale of automotive exhaust system parts and ride control products, and the manufacture and sale of packaging materials, cartons, containers and specialty packaging products.

     Because Tenneco is a holding company rather than an operating company, its ability to pay principal and interest on its outstanding indebtedness depends primarily upon the availability of funds from its operating subsidiaries.

     The address of the Company, a Delaware corporation, is 1275 King Street, Greenwich, Connecticut 06831, and its telephone number is (203) 863-1000.

                                USE OF PROCEEDS

     Unless otherwise indicated in a Prospectus Supplement, the net proceeds from the sale of the Securities will be added to the general funds of the Company and will be used for working capital and capital expenditures or to reduce indebtedness incurred for such purposes and to refinance long term debt maturing over the next several years and to refinance short term debt incurred to acquire businesses and assets. Any additional funds required for any of the foregoing purposes may be derived from internal sources, additional borrowings or other financial arrangements.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the historical ratio of earnings to fixed charges for Tenneco and its consolidated subsidiaries, calculated based on results from continuing operations, for each of the periods indicated:

                                                                  YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                              1996   1995   1994   1993   1992
                                                              ----   ----   ----   ----   ----
Ratio of Earnings to Fixed Charges..........................  2.31   2.77   3.22   2.87   3.43
                                                              ====   ====   ====   ====   ====

                           DESCRIPTION OF SECURITIES

     The Securities are to be issued pursuant to the provisions of an indenture (hereinafter called the "Indenture") dated as of November 1, 1996 between the Company, then known as New Tenneco Inc., and The Chase Manhattan Bank, as Trustee (hereinafter called the "Trustee"). The following statements are summaries of certain provisions contained in the Indenture, a copy of which is filed as an exhibit to the registration statement of which this Prospectus is a part. They do not purport to be complete statements of all the terms and provisions of the Indenture, and reference is made to the Indenture for full and complete statements of such terms and provisions. As used under this caption, the term "Debt Securities" means all evidences of indebtedness for money borrowed which have been or may be issued under the Indenture and will include the Securities if and when issued.

GENERAL

     The Indenture does not limit the amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series as from time to time authorized by Tenneco. The Debt Securities are and will be unsubordinated and unsecured obligations of Tenneco and will rank pari passu with other unsubordinated and unsecured obligations of Tenneco (including trade payables). Claims of holders of Debt Securities, including the Securities, will be effectively subordinated to the claims of holders of the debt (including trade payables) of Tenneco's subsidiaries with respect to the assets of such subsidiaries. At December 31, 1996, Tenneco had approximately $2,215 million ($2,079 million face amount), and Tenneco's subsidiaries had approximately $88 million ($110 million face amount), of total short-term and long-term debt (excluding trade payables and intercompany debt), respectively.

     The Indenture does not limit the amount of other indebtedness or securities which may be issued by the Company, although the issuance, assumption or guarantee of indebtedness secured by certain property is subject to the restrictions described under "-- Certain Covenants of Tenneco." There are no provisions of the Indenture which will afford holders of the Securities protection in the event of a highly leveraged transaction involving the Company.

     The Prospectus Supplement sets forth the following terms of the Securities in respect of which this Prospectus is delivered: (i) the designation of such Securities; (ii) the aggregate principal amount of such Securities; (iii) the percentage of principal amount at which such Securities will be issued; (iv) the date or dates on which such Securities will mature; (v) the rate or rates, if any, per annum (which may be fixed or variable) at which such Securities will bear interest or the method of determining such rate or rates; (vi) the times at which such interest, if any, will be payable; (vii) the date, if any, after which such Securities may be redeemed, or any applicable sinking fund requirements, and the redemption price or prices; (viii) the currency in which the Securities will be denominated (if other than U.S. dollars); and (ix) any other special terms.

CERTAIN COVENANTS OF TENNECO

     Negative Pledge. If Tenneco or any Restricted Subsidiary (as defined below) shall issue, assume, incur or guarantee any Debt (as defined below) secured by a Mortgage (as defined below) on any Principal Manufacturing Property (as defined below) of Tenneco or any Restricted Subsidiary or on any shares of capital stock or Debt of any Restricted Subsidiary, Tenneco will secure, or cause such Restricted Subsidiary to secure, the outstanding Debt Securities equally and ratably with such secured Debt, unless after giving effect thereto the aggregate amount of all such secured Debt together with all Attributable Debt (as defined below) of Tenneco and its Subsidiaries (as defined below) in respect of sale and leaseback transactions involving Principal Manufacturing Properties would not exceed 15% of the Consolidated Net Tangible Assets (as defined below) of Tenneco and its consolidated Subsidiaries. This restriction generally does not apply in the case of:

          (a) the creation of Mortgages on any Principal Manufacturing Property acquired by Tenneco or a Restricted Subsidiary after the date of the Indenture to secure or provide for the payment or financing of all or any part of the purchase price thereof or construction of fixed improvements thereon (prior to, at the time of or within 180 days after the latest of the acquisition, completion of construction or commencement of commercial operation thereof), or existing Mortgages on any Principal Manufacturing Property acquired by Tenneco or a Restricted Subsidiary (whether or not such Mortgages are assumed), provided the Mortgage shall not apply to any property theretofore owned by Tenneco or a Restricted Subsidiary, other than any theretofore unimproved real property;

          (b) any Mortgages on any Principal Manufacturing Property of a corporation which is merged into or consolidated with Tenneco or a Restricted Subsidiary or substantially all of the assets of which are acquired by Tenneco or a Restricted Subsidiary (whether or not the obligations secured thereby are assumed by Tenneco or a Restricted Subsidiary);

          (c) Mortgages in favor of governmental bodies of the United States or any State thereof or any other country or any political subdivision thereof to secure partial, progress, advance or other payments pursuant to any contract or statute, or to secure any Debt incurred or guaranteed for the purpose of financing all or any part of the cost of acquiring, constructing or improving the property subject to such Mortgages;

          (d) Mortgages on particular property (or any proceeds of the sale thereof) to secure all or any part of the cost of exploration, drilling, mining, development, maintenance or operation thereof intended to obtain or increase the production and sale or other disposition of oil, gas, coal, natural gas, carbon dioxide, sulphur, helium, metals, minerals, steam, timber, or other natural resources therefrom, or any Debt created, issued, assumed or guaranteed to provide funds for any or all such purposes;

          (e) Mortgages securing Debt of a Restricted Subsidiary owing to Tenneco or another Restricted Subsidiary;

          (f) Mortgages on any Principal Manufacturing Property of Tenneco or a Restricted Subsidiary which Mortgages were in existence on the date of the Indenture; provided, however, that each such Mortgage shall be limited to all or a part of the property which secured such Mortgage at such date (plus improvements and construction on such property);

          (g) certain extensions, renewals or replacements of Mortgages referred to in the foregoing clauses; and

          (h) Permitted Mortgages (as defined below).

     (Section 3.6 of the Indenture.) The Indenture does not restrict the incurrence of unsecured debt by Tenneco or any Subsidiary.

     Restrictions on Sale and Leaseback Transactions. Neither Tenneco nor any Restricted Subsidiary may, after the effective date of the Indenture, enter into any sale and leaseback transaction involving any Principal Manufacturing Property, unless the net proceeds of the sale or transfer of such property shall be at least equal to the fair value of the property (as determined by resolution adopted by the Board of Directors of Tenneco) and:

          (a) Tenneco or such Restricted Subsidiary would be entitled to create or assume Debt secured by a Mortgage on such property as described in clauses (a)-(h) under "Negative Pledge" in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the outstanding Debt Securities;

          (b) during the period commencing 12 months prior to and ending 12 months after a sale and leaseback transaction, Tenneco or such Restricted Subsidiary expends for facilities comprising a Principal Manufacturing Property (or part thereof) all or a part of the net proceeds of such sale and leaseback transaction and elects to designate such amount as a credit against such sale and leaseback transaction; or

          (c) to the extent not credited as described above, Tenneco applies to the retirement of long-term Debt of Tenneco or any Restricted Subsidiary (other than certain intercompany debt) an amount equal to the Attributable Debt with respect to such sale and leaseback transaction.

(Section 3.6 of the Indenture.) This restriction does not apply to any sale and leaseback transaction (a) between Tenneco and a Restricted Subsidiary or between Restricted Subsidiaries, (b) involving the taking back of a lease for a period of three years or less, or (c) if after giving effect to a sale and leaseback transaction, permitted secured debt plus Attributable Debt of Tenneco and its Subsidiaries in respect of sale and leaseback transactions involving Principal Manufacturing Properties would not exceed 15% of the Consolidated Net Tangible Assets of Tenneco and its consolidated Subsidiaries.

     Except as may be applicable to a particular series of Securities that may be issued in the future, there are no covenants or other provisions in the Indenture providing for a put or increased interest or that would otherwise afford holders of Securities additional protection in the event of a recapitalization transaction, a change of control of the Company or a highly leveraged transaction.

     The following terms which are used in the Indenture have the meanings set forth below:

     "Attributable Debt" means the total net amount of the rent required to be paid during the remaining term of any lease, discounted at the weighted average rate per annum then borne by the outstanding Debt Securities. (Section 1.1 of the Indenture.)

     "Consolidated Net Tangible Assets" means the total assets shown on the consolidated balance sheet of Tenneco and its consolidated Subsidiaries for the most recent fiscal quarter, after deducting the amount of all current liabilities and intangible assets. (Section 1.1 of the Indenture.)

     "Debt" of any person shall mean any debt for money borrowed which is issued, assumed, incurred or guaranteed in any manner by such person. (Section
1.1 of the Indenture.)

     "Mortgage" means any mortgage, pledge, lien or other encumbrance securing Debt of any person. (Section 1.1 of the Indenture.)

     "Permitted Mortgage" means:

          (a) any governmental, mechanics', materialmen's, carriers' or similar lien created in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction;

          (b) any right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;

          (c) any lien of taxes and assessments which is (A) for the current year, (B) not at the time delinquent or (C) delinquent but the validity of which is being contested at the time by Tenneco or any Subsidiary in good faith;

          (d) any lien arising from or in connection with a conveyance by Tenneco or any Subsidiary of any production payment with respect to oil, gas, natural gas, carbon dioxide, sulphur, helium, coal, metals, minerals, steam, timber or other natural resources;

          (e) any lien to secure obligations imposed by statute or governmental regulations; or

          (f) any lien of, or to secure performance of, leases (other than leases relating to a sale and leaseback transaction). (Section 1.1 of the Indenture.)

     "Principal Manufacturing Property" means any manufacturing plant or testing or research and development facility of Tenneco or a Subsidiary located in the United States unless the Tenneco Board of Directors determines that such plant or facility is not of material importance to the total business conducted by Tenneco and its consolidated Subsidiaries. "Principal Manufacturing Property" shall include, without limitation, additions, improvements, replacements, repairs, fixtures, appurtenances or component parts of any such plant or facility attaching to or required to be attached to property or assets pursuant to the terms of any Mortgage (including, without limitation, pursuant to any "after-acquired property" clause or similar term thereof). (Section 1.1 of the Indenture.)

     "Restricted Subsidiary" means any Subsidiary owning or leasing any Principal Manufacturing Property. (Section 1.1 of the Indenture.)

     "Subsidiary" means any corporation, partnership or other entity of which more than 50% of the outstanding voting stock or equity interests is directly or indirectly owned or controlled by Tenneco. (Section 1.1 of the Indenture.)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     Tenneco may not merge or consolidate with any other person or sell, lease or convey substantially all of its assets to any person, unless (i) either Tenneco is the continuing entity or the successor or transferee or lessee is a corporation organized under the laws of the United States, any State thereof or the District of Columbia and expressly assumes Tenneco's obligations under the Debt Securities and the Indenture, and (ii) immediately after giving effect to the transaction Tenneco, such person or such successor corporation, as the case may be, shall not be in default of any such obligations. (Section 9.1 of the Indenture.) Upon any such consolidation, merger, sale, lease or conveyance the successor corporation formed by such consolidation, or into which Tenneco is merged or to which such sale, lease or conveyance is made, shall succeed to, and be substituted for Tenneco under the Indenture and under the Debt Securities. (Section 9.2 of the Indenture.)

EVENTS OF DEFAULT

     Any one of the following events will constitute an "Event of Default" under the Indenture with respect to Debt Securities of any series: (i) failure to pay any interest on any Debt Security of that series when due and continuance of such default for 30 days; (ii) failure to pay principal of any Debt Security of that series when due, either at maturity, upon any redemption, by declaration or otherwise; (iii) failure to observe or perform any other of the covenants or agreements of Tenneco in the Indenture (other than a covenant the default or breach of which is otherwise specifically dealt with in the Indenture) for 60 days after written notice as provided in the Indenture; (iv) certain events of bankruptcy, insolvency or reorganization of Tenneco; or (v) any other Event of Default provided in a supplemental indenture with respect to, or the form of, Debt Securities of that series. (Section 5.1 of the Indenture.)

     If any Event of Default occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of each affected series (or, in certain instances, all series), voting as a single class, by written notice to Tenneco (and to the Trustee, if given by such holders of Debt Securities), may declare the principal amount of (or, if the Debt Securities of an affected series are original issue discount debt securities, such portion of the principal amount as may be specified therefor) and accrued interest on all the Debt Securities of each affected series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in aggregate principal amount of outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 5.1 of the Indenture.)

     The Indenture provides that the Trustee will, within 90 days after the occurrence of a default with respect to the Debt Securities of any series, give to the holders of the Debt Securities of that series notice of all defaults known to it unless such default shall have been cured or waived; provided that except in the case of a default in payment on the Debt Securities of that series, the Trustee may withhold the notice if and so long as it in good faith determines that withholding such notice is in the interests of the holders of the Debt Securities of that series. (Section 5.11 of the Indenture.)

     The Indenture provides that the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected (with all such series voting as a single class) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for such series, or exercising any trust or power conferred on the Trustee. (Section
5.9 of the Indenture.)

     The holders of a majority in aggregate principal amount outstanding of all series of Debt Securities with respect to which an Event of Default has occurred (voting as a single class) by notice to the Trustee and prior to acceleration of the maturity thereof may waive, on behalf of the holders of all Debt Securities of all such series, any past default or Event of Default with respect to that series and its consequences except in respect of a covenant or provision of the Indenture which cannot under the terms of the Indenture be amended or modified without the consent of the holder of each outstanding Debt Security affected. (Section 5.10 of the Indenture.)

     The Indenture includes a covenant that Tenneco will file annually with the Trustee a certificate as to Tenneco's compliance with all conditions and covenants of the Indenture. (Section 3.5 of the Indenture.)

MODIFICATION OF THE INDENTURE

     The Indenture contains provisions permitting Tenneco and the Trustee to enter into one or more supplemental indentures without the consent of the holders of any of the Debt Securities in order: (i) to transfer or pledge any property to the Trustee as security for the Debt Securities of any series; (ii) to evidence the succession of another corporation to Tenneco and the assumption of the covenants of Tenneco by a successor to Tenneco; (iii) to add to the covenants of Tenneco such further covenants or provisions so as to further protect the holders of Debt Securities; (iv) to establish the form or terms of Debt Securities; (v) to evidence and provide for successor trustees; or (vi) to cure any ambiguity or correct or supplement any defective provisions or to make any other provisions as Tenneco deems necessary or desirable, provided such action does not adversely affect the interests of any holder of Debt Securities of any series. (Section 8.1 of the Indenture.)

     The Indenture also contains provisions permitting Tenneco and the Trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities affected by such supplemental indenture (voting as one class), to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or any supplemental indenture or modifying the rights of the holders of Debt Securities of such series, except that no such supplemental indenture may, without the consent of the holder of each Debt Security so affected: (i) extend the time for payment of principal or interest on any Debt Security; (ii) reduce the principal of, or the rate of interest on, any Debt Security; (iii) reduce the amount of premium, if any, payable upon the redemption of any Debt Security; (iv) reduce the amount of principal payable upon acceleration of the maturity of any original issue discount security; (v) change the currency or currency unit in which any Debt Security or any premium or interest thereon is payable; (vi) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; or (vii) reduce the percentage in principal amount of the outstanding Debt Securities affected thereby the consent of whose holders is required for modification or amendment of the Indenture. (Section 8.2 of the Indenture.)

DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides that Tenneco, at its option, (a) will be discharged from any and all obligations ("defeasance") in respect of the Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, replace stolen, lost or mutilated Debt Securities of such series, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain covenants of the Indenture, including those described under "Certain Covenants of Tenneco" and "-- Consolidation, Merger and Sale of Assets," and the occurrence of an event described in clause (iii) of the first paragraph under "-- Events of Default" shall no longer be an Event of Default ("covenant defeasance"), in each case, if Tenneco deposits, in trust, with the Trustee money or, in certain cases, U.S. Government Obligations (as defined below) which through the payment of interest and principal in accordance with their terms will provide money, in an amount sufficient to pay all the principal of (and premium, if any) and interest on the Debt Securities of such series, and any mandatory sinking fund or analogous payments, on the dates such payments are due in accordance with the terms of the Debt Securities of such series. If such defeasance is to occur at least one year prior to the date such Debt Securities become due and payable or are to be redeemed such defeasance may only be established if Tenneco shall have delivered an opinion of counsel to the effect that the holders of Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit or defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as if such defeasance had not occurred. In addition, such opinion of counsel must be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the Indenture. "U.S. Government Obligations" means obligations issued or guaranteed as to principal and interest by the United States or by an entity controlled or supervised by or acting as an instrumentality of the United States government. (Article 10 of the Indenture.)

                              PLAN OF DISTRIBUTION

     Tenneco may sell the Securities being offered hereby in four ways: (i) directly to purchasers, (ii) through agents, (iii) through underwriters and (iv) through dealers.

     Offers to purchase Securities may be solicited directly by Tenneco or by agents designated by Tenneco from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by Tenneco to such agent will be set forth, in the Prospectus Supplement. Agents may be entitled under agreements which may be entered into with Tenneco to indemnification by Tenneco against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with, or perform services for, Tenneco in the ordinary course of business.

     If an underwriter or underwriters are utilized in the sale of Securities, Tenneco will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Securities in respect of which this Prospectus is delivered to the public. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by Tenneco against certain liabilities, including liabilities under the Securities Act.

     If a dealer is utilized in the sale of the Securities in respect of which this Prospectus is delivered, Tenneco will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. Dealers may be entitled to indemnification by Tenneco against certain liabilities, including liabilities under the Securities Act.

     If so indicated in the Prospectus Supplement, Tenneco will authorize agents and underwriters to solicit offers by certain institutions to purchase Securities from Tenneco at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date specified in the Prospectus Supplement. Each Contract will be for an amount not less than, and unless Tenneco otherwise agrees the aggregate principal amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts specified in the Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions but shall in all cases be subject to the approval of Tenneco. Contracts will not be subject to any conditions except that the purchase by an institution of the Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and that the issuance of the Securities covered by any Contract shall not result in the breach of any of the provisions of or constitute a default under any other agreement or instrument of Tenneco. A commission indicated in the Prospectus Supplement will be paid to underwriters and agents soliciting purchases of Securities pursuant to Contracts accepted by Tenneco.

     The place and time of delivery for the Securities in respect of which this Prospectus is delivered are set forth in the accompanying Prospectus Supplement.

                                 LEGAL OPINIONS

     Certain legal matters in connection with the Securities offered hereby are being passed upon for Tenneco by Mr. Theodore R. Tetzlaff, General Counsel of Tenneco and a partner of Jenner & Block, and for any agents or underwriters, as the case may be, by Messrs. Cahill Gordon & Reindel (a partnership including a professional corporation), 80 Pine Street, New York, New York. Tenneco has been advised by Mr. Tetzlaff that at January 31, 1997 he beneficially owned 87,623 shares of Common Stock of Tenneco (including options to purchase 44,118 shares of Common Stock, which options were either exercisable as of such date or exercisable within 60 days of such date). Cahill Gordon & Reindel from time to time performs legal services for the Company and its subsidiaries and members of Cahill Gordon & Reindel are the beneficial owners of securities of the Company.

                                    EXPERTS

     The financial statements and schedules of Tenneco and its consolidated subsidiaries included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the change in the method of accounting for postemployment benefits.

             ======================================================

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION, OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY TENNECO OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF TENNECO SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
            PROSPECTUS SUPPLEMENT
The Company............................   S-2
Selected Consolidated Financial Data...   S-9
Use of Proceeds........................  S-11
Capitalization.........................  S-11
Description of Debt Securities.........  S-12
Underwriting...........................  S-15
                 PROSPECTUS
Available Information..................     2
Incorporation of Certain Documents by
  Reference............................     3
Tenneco Inc. ..........................     3
Use of Proceeds........................     3
Ratio of Earnings to Fixed Charges.....     3
Description of Securities..............     4
Plan of Distribution...................     9
Legal Opinions.........................    10
Experts................................    10

             ======================================================

             ======================================================

                                  $300,000,000

                                  TENNECO INC.

                                   % NOTES DUE 2007
                                 % DEBENTURES DUE 2027

                          ---------------------------

                             PROSPECTUS SUPPLEMENT
                          ---------------------------

                              MERRILL LYNCH & CO.

                               J.P. MORGAN & CO.

                          BANCAMERICA SECURITIES, INC.

                             CHASE SECURITIES INC.

                       NATIONSBANC CAPITAL MARKETS, INC.

                                          , 1997

             ======================================================